Lundin Mining Corporation
Twelve Months Corporate update
January 1, 2004 – December 31, 2004

  On December 8, 2004, Lundin Mining agreed to sell all of its silver production from the Zinkgruvan mine in Sweden to Silver Wheaton Corporation for an upfront payment of USD 50 million plus 30 million shares and warrants in Silver Wheaton Corporation.
  On December 30, 2004 Lundin Mining acquired all of Boliden's 11,537,000 shares in North Atlantic Natural Resources AB (NAN), corresponding to 36.9 percent of the shares and votes. Following the acquisition, Lundin Mining holds 74.0 percent of the shares and votes of NAN.
  Zinkgruvan mined 217,000 tonnes during the fourth quarter 2004, which is a normal level going forward.
  Cash at December 31, 2004 was Canadian dollars ("CAD") 105.0 million plus the Silver Wheaton Corp. shares and warrants valued at December 31, 2004, at CAD 27.6 million.
  Income before currency translation losses related to financing activities was CAD 5.2 million (CAD -0.7 million) for the three months ended December 31, 2004.

October – December 2004 (2003)

  Sales were CAD 27.4 million (nil)
  Income before income taxes was CAD 2.5 million (CAD -1.0 million)
  Net income was CAD 2.6 million corresponding to CAD 0.08 per share (CAD -0.9 million corresponding to CAD -0.11 per share)
  Cash flow from operating activities was CAD 10.6 million (CAD -1.2 million)

January – December 2004 (2003)

  Sales were CAD 51.9 million (nil)
  Income before income taxes was CAD 7.7 million (CAD 0.8 million)
  Net income was CAD 6.2 million corresponding to CAD 0.28 per share (CAD 0.3 million corresponding to CAD 0.03 per share)
  Cash flow from operating activities was CAD 15.8 million (CAD -1.6 million)
  The Company has no long term debt as at December 31, 2004.

Selected Financial Information

					(Unaudited)
					Proforma
	3 months		12 months		12 months
	10ct- 31 Dec	10ct-31 Dec	1 Jan-31 Dec	1 Jan-31 Dec	1 Jan-31 Dec
THOUSANDS OF CAD	2004*	2003	2004*	2003	2004**
Sales	27,434	-	51,927	-	134,708
Cost of Sales, excluding
depreciation and amortization	-12,979		-25,582	-	-74,772
Depreciation of fixed assets	-2,526	-	-5,546	-	-15,083
Amortization of mining rights	-3,177	-	-6,164	-	-17,230
Gross margin	8,752	-	14,635	-	27,623
General exploration and project investigation	-701	-395	-3,592	-1,029	-6,075
Net income/loss for the period	2,552	-878	6,198	254	7,479
Operating Cash Flow	10,620	-1,185	15,847	-1,646	46,646
Capital expenditures	-3,280	-	-6,433	-16	-12,616

(*)    The acquisition of Zinkgruvan mine was completed on June 2, 2004 and the Company's income statement includes Zinkgruvan operations from this date.
(**)  Pro-forma information including the Zinkgruvan mine and the Storliden mine, assumes that the mines were acquired on January 1, 2004.

Key Financial Data

	1 Jan-31 Dec	1 Jan-31 Dec
	2004	2003
Shareholders' equity/share, CAD[1]	6.03	1.64
Basic earnings/share, CAD	0.28	0.03
Diluted earnings/ share, CAD	0.28	0.03
Dividends	Nil	Nil
Basic weighted average number of shares outstanding	22 160 451	7 718 880
Diluted weighted average number of shares outstanding	22 432 326	8 033 507
Number of shares outstanding at period end	33 419 271	9 776 457

1. Shareholders' equity/share is defined as shareholders' equity divided by total number of shares outstanding at period end.

MANAGEMENT'S COMMENTS

Recent Events

On December 30, 2004 Lundin Mining Corporation ("Lundin Mining" or the "Company") announced that it had acquired all of Boliden's 11,537,000 shares in North Atlantic Natural Resources AB (NAN), corresponding to 36.9 percent of the shares and votes. Total consideration for all of Boliden's NAN shares amounted to 2,176,800 newly issued Lundin Mining shares, corresponding to 6.5 percent of the shares and votes in Lundin Mining on an undiluted basis. Applying the market price paid on the Toronto Stock Exchange for Lundin Mining's shares at the time of acquisition, of CAD 10.40 (Swedish krona ("SEK") 56.32), the total consideration for all of Boliden's NAN shares corresponds to CAD 22,638,720. Following the acquisition, Lundin Mining holds 23,117,000 shares in NAN, corresponding to 74.0 percent of the shares and votes of the company.

On December 8, 2004 Lundin Mining announced that it had closed the agreement with Chap Mercantile Inc. (re-named "Silver Wheaton") whereby Lundin Mining has agreed to sell all of its silver production from the Zinkgruvan mine in Sweden to Silver Wheaton in consideration for an upfront cash payment of US$50 million (CAD 61 million) and 30 million Silver Wheaton shares and 30 million whole share purchase warrants with an aggregate fair value of CAD 27.6 million , plus a per ounce payment at a price equal to the lesser of (a) US$3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver. Each warrant is exercisable at CAD 0.80 into one Silver Wheaton common share and expires on August 5, 2009.

In mid-December 2004 Lundin Mining re-commenced the drilling on the Discovery Zone at Rakkurijarvi located within its Norrbotten Copper-Gold Project area in northern Sweden. The Discovery Zone drill program is designed to continue defining the extent of copper/gold mineralization as previously reported April 5 and June 1, 2004. Mineralization is characterized by massive, sometimes brecciated, magnetite, with stockworks and veins of chalcopyrite and pyrite. The objective of the program is to define a commercially viable deposit of copper and gold amenable to open-pit bulk-mining methods.

On December 3, 2004 the Swedish Depository Receipts (SDRs) of Lundin Mining were listed on the Stockholmsbörsen O-list.

Subsequent events

On January 21, 2005 Lundin Mining made an offer to the remaining shareholders of NAN to acquire their NAN shares for either cash SEK 10.75 or 1 Lundin Mining share for 5.3 NAN shares. The prospectus is expected to be distributed to the shareholders of NAN on February 14, 2005 and the offer is expected to close on March 4, 2005.

In January 2005 the Company entered into a hedge program covering hedging USD 18 million at the level USD 1: SEK 6.95.

SUMMARY OF OPERATIONS

	Q4		12 months
	2004		2004
LUNDIN MINING METAL PRODUCTION*	Proforma	2003	Proforma	2003
Zinc (tonnes)*	27,474	2,816	92,270	12,176
Copper (tonnes)*	2,396	1,100	8,254	4,769
Lead (tonnes)	11,175	–	31,448	–
Silver (oz)	865,676	–	2,038,291	–

* Zinkgruvan and Storliden mine included with 100 % for 2004. Storliden mine included with 38.35 % for 2003.

Zinkgruvan Mine

	Q4		12 months
(100 PERCENT OF PRODUCTION)	2004	2003	2004	2003
Ore milled (tonnes)	222,567	226,661	732,812	773,688
Grades
Zinc (%)	9.0	9.6	9.1	9.2
Lead (%)	5.8	5.0	4.9	4.8
Silver (g/t)	107.0	103.7	99.0	103.0
Recoveries
Zinc (%)	92.4	91.6	92.1	91.0
Lead (%)	87.8	89.0	87.6	87.9
Silver (%)	74.0	74.8	75.4	72.6
Production
Zinc (tonnes)	18,683	19,082	61,547	64,495
Lead (tonnes)	11,175	10,096	31,448	31,760
Silver (oz)	865,676	570,735	2,038,291	1,840,887
Total Cash Cost USc/pound zinc *	20.9	18.3	23.3	27.2

* Total cash cost is the sum of direct costs, indirect cash costs, interest charges and by-product credits.

Production

The acquisition of the Zinkgruvan mine, located in South Central Sweden, was completed on June 2, 2004 and the Company's income statement reflects Zinkgruvan mine operations from this date.

The Company acquired a 100% interest in the Zinkgruvan mine from Rio Tinto Plc ("Rio Tinto"). The purchase price was US$100 million in cash plus payments of SEK 39,699,129 for working capital and a US$1 million non-refundable deposit. The acquisition was financed through a public equity offering in Canada and Sweden. The Company issued 20 million common shares at a price of CAD 8 per common share for net proceeds of approximately CAD 152 million.

In addition to zinc, lead and silver reserves and resources, there is a copper resource of approximately 3.5 million tonnes (2.67 million tones Indicated Resource and 0.85 million tones Inferred Resource) at 3.1% copper adjacent to the existing main zinc ore body from the 650 meter level to the 950 meter level.

The reason for the production problems in the mine during 2nd and 3rd quarter 2004 was blockage of ore and waste passes. Those problems have been dealt with; a new ore pass will be constructed during 2005 and a new transportation route was developed and is utilized at the moment.

The Company is conducting a review of the mining operation with the objective to increase revenues from the mine. This includes both the possibilities to increase production of ore and/or increase mining of metals by reducing dilution and ore losses. The review also includes optimization of the life of mine plan and the timing and possibility in developing the copper mineralization. The initial result of the review will be presented to the Board of Directors of Lundin Mining during the first quarter of 2005.

In July 2004 the Company's exploration permits in Zinkgruvan area were increased by 7,400 hectares and now comprise a total area of 8,500 hectares ("ha"). Furthermore, the Company has identified a number of highly prospective exploration zones which will be pursued during early 2005.

Zinkgruvan Mining's external environmental consultants presented in November 2004 a report on the closure costs based on the present EU regulations. This report indicates a final closure cost at about SEK 15 million. This report has now been presented to the authorities. The final decision on this matter is expected during 2005 and the reasonable result would be a substantially lower demand for surety to be provided by Zinkgruvan Mining than the provisional level of SEK 65 million.

Exploration Zinkgruvan 2004

In mine

During the year two exploration drifts, with a total length of 706 m, have been driven in the Cecilia and Burkland areas. The drifts will make it possible to diamond drill and upgrade, enlarge known resources. The main objective of the diamond drilling for the year has been in fill drilling of ore limits in stopes. The in fill drilling has followed the development of stopes in the Burkland area and in Nygruvan below 950 m.

Near mine (Brown field)

The upward continuation of Borta Bakom mineralisation was investigated by five diamond drill holes in early 2004. The holes where drilled from surface and four holes intersected mineralisation at depths between 324 m and 577 m. The results have increased the knowledge about the hangingwall geology of the area and has been used to refine the structural model. The two deepest intersections have been included in the inferred Borta Bakom resource i.e ddh 2150 and 2154 see table below. They have somewhat extended the mineralised zone.

Ddh	2150	2154
East (mine grid)	1585.48	1587
North (mine grid)	6519.66	6520.81
Z (mine grid)	-48.88	-48.58
Dip	66.03°	57.0°
Dir	112.20°	96.0°
Total length	659.6	656.5
Intercept depth	577	536

In ddh 2150 the mineralised intercept is from 583.01 m to 584.85 m with a true width of 1.82 m @ 14.95 % Zn, 4,65 % Pb, 64 g/t Ag. In ddh 2154 the mineralised intercept is from 589.42 m to 592.12 m with a true width of 2.59 m @ 11.56 % Zn, 2.22 % Pb, 63 g/t Ag.

A structural model based on surface geology, geophysical data and underground structural data was tested with one deep drill hole, ddh2155, in the Dalby area 2.2 km north west of the Knalla Mine shaft. The model predicted Zinkgruvan Formation rocks under a regional fault zone and a cap of younger granites. Predicted depth for the ore zone equivalent was modeled to about 1 200 m hole depth.

The model was confirmed and a tectonised, partly mineralised zone interpreted to represent Zinkgruvan Ore zone equivalent was intersected at 1330 m hole depth.

Ddh	2155
East (mine grid)	535.91
North (mine grid)	6540.82
Z (mine grid)	-58.37
Dip	77.04°
Dir	3.96°
Total length	1452

In ddh 2155 the mineralised intercept is from 1317.55 m to 1317.91 m with a true width of 0.33 m @ 2.98%, 2.16 % Pb and 45 g/t Ag. The hole has gained new structural and stratigraphical data that will be incorporated in the geological model of the area. The hole is currently being twinned by wedging and additional drilling is being planned in the area.

Green field

Five new exploration licenses was granted south – south west of Zinkgruvan and one extension of a license was granted north west of Zinkgruvan. The licenses covers a total area of 8250 ha.

Two areas within the Lofallet exploration license have been surveyed by ground magnetics and IP during late 2004. Interpretation of the ground survey indicate anomalies some of which are interpreted as pyrrhotite horisons known to exist in the area, whereas others have unknown origin. Diamond drilling to test some of these targets is currently being planned.

Chief Geologist, ZMAB, Lars Malmström is a qualified person, member of The Australasian Institute of Mining and Metallurgy, Australia.

Outlook

The production for 2005 is planned to increase above 800,000 tonnes of ore. The zinc metal production is expected to be around 65,000 metric tonnes ("mt"), the lead metal production 32,000 mt and the silver production 2,100,000 Oz.

Lundin Mining Exploration

The Norrbotten Copper - Gold Project

Lundin Mining holds 98,791 ha, called the Norrbotten gold/copper project, of highly prospective ground in the Norrbotten mining district of Norrbotten County, northern Sweden. The project is located along the "Kiruna Break", an East-West trending fault system – an important structural feature in the area offset by numerous copper/gold and iron ore deposits

By an agreement formally executed on March 31, 2004, the Company acquired an option on certain gold-copper properties located in the Kiruna mining district of northern Sweden from Anglo American Exploration BV ("Anglo") and Rio Tinto Mining and Exploration Limited ("Rio"). The properties cover approximately 22,000 hectares and include the copper-gold mineralization found by Anglo-Rio in the Discovery Zone at Rakkurijarvi.

During the first half of the year the Company focused exploration drilling on the Rakkurijarvi Discovery Zone. A total of 26 drill holes were completed totaling 3,920 meters which expanded the known Rakkurijarvi copper/gold zone. Mineralized intercepts include 40.5 meters grading 1.4% copper and 0.3 gram gold per ton ("g/t") and 19.8 meters grading 1.6% copper and 0.4 g/t gold. A second drill program to further delineate the deposit was commenced in the fourth quarter.

In addition to the Rakkurijarvi deposit, the Company has several other targets in the district which are being examined by an ongoing mapping and surveying program designed to define targets for drilling.

On November 4, 2004, the Company announced a drilling program has been completed on the Ailatis copper-gold target, located within the area of the Anglo-Rio agreement.

The Ailatis target area is located 8 kilometers west of the Rakkurijarvi target. Drilling commenced in early September 2004 and was completed in late October 2004 of this year. Twenty-three drill holes totaling 2,559 meters were drilled to test a number of chargeability anomalies within an area of four square kilometers where basal till samples of bedrock indicate anomalous values in gold and copper. Underlying bedrock consists of highly altered mafic volcanics, gabbro and conglomerate. Numerous drill holes have been completed previously in the area by the Swedish Geological Survey in 1990, the best of which intersected 17.3 meters grading 0.88% copper. These are historical drill results reported before the implementation of National Instrument 43-101.

Encouraging copper mineralization was encountered in several scout drill holes designed to test anomalous trends defined by IP chargeability. In the eastern part of the area a single drill hole, AIL04023, intercepted 26 meters averaging 0.27% copper along a chargeability anomaly with an un-tested strike length of 1.5 kilometers. Drill hole AIL04005 intercepted 21.1 meters averaging 0.18% copper and drill hole AIL04009 intercepted 37.10 meters averaging 0.15% copper along a chargeability anomaly which is open to the west for 1 kilometer. Drill hole AIL04022 intercepted 10.85 meters averaging 0.29% copper and 11.5 meters averaging 0.22% copper along a chargeability anomaly with 2 kilometers of previously untested strike length.

All drill core was split, sampled and shipped to the preparation lab of North Atlantic Natural Resources AB in Uppsala, Sweden. Samples were subsequently shipped to ALS Chemex Labs in Vancouver, Canada for gold and multi-element analysis. The Qualified Person in charge of the project is Robert Lilljequist, professional consulting geologist.

Outlook

The regional geological setting is consistent with the IOCG model including the giant Olympic Dam deposit, and the Rakkurijarvi Discovery Zone is a new IOCG discovery which warrants continued drilling to define resources.

The drilling on the Discovery Zone has produced positive results. The best result has been 1.07% Cu and 0.27 g/t Au over 48.45 m in hole RAK04023 (including 12.80 m with 2.11% Cu and 0.52 g/t Au). The mineralized zones are, however, not yet sufficiently coherent to form a base for mineral resource estimation.

The Anglo/Rio Tinto Pahtohavare oxide target, adjacent to the past-producing mine, appears to have potential for the discovery of further copper oxide mineralization;

At Ailatis target, eight IP anomalies were tested and the best intersections were 26m with 0.27% Cu (Dh AIL04023), 37,1 m with 0.15% Cu (Dh AIL04009) and 26,3 m with 0.18% Cu (Dh AIL04005). The continuation of the IP anomalies tested by AIL04023 and AIL04005 towards the east remains to be tested by drilling.

The excellent land position in a highly prospective area warrants significant additional exploration.

NAN
Production Storliden

	Q4		12 months
(100 PERCENT OF PRODUCTION)	2004	2003	2004	2003
Ore milled (tonnes)	68,670	87,622	286,749	333,363
Grades
Copper (%)	3.53	3.57	3.07	4.1
Zinc (%)	10.12	9.15	8.41	11.0
Recoveries
Copper (%)	91.8	91.6	89.7	91.0
Zinc (%)	92.1	91.5	91.0	90.6
Production
Copper (tonnes)	2,396	2,869	8,254	12,435
Zinc (tonnes)	6,412	7,342	22,348	33,158
Total Cash Cost Usc/pound zinc *	16.7	23.7	11.3	20.0

* Total cash cost is the sum of direct costs, indirect cash costs, interest charges and by-product credits.

NAN Exploration

In addition to the Storliden mine, NAN holds exploration permits covering several areas in and around the Skellefte district. During the fall of 2004, NAN initiated an exploration program focusing on several targets:

Storliden Mine Area

In the Storliden Mine area NAN has identified several nearby target areas which are considered favorable for hosting another zinc-copper massive sulfide deposit.

A drill program was initiated to test targets located to the northeast and southeast of the Storliden orebody during the fourth quarter. As of the end of the period 9 drill holes have been completed for a total of 1,723 meters of drilling.

Zinc mineralization previously encountered about 400 meters northeast of Storliden was tested by one drill hole (STOB04-235) which intersected 2.6 meters averaging 1% zinc at a depth of 46 meters. The thickness and grade is not considered economic and the remaining potential of this "northeast zone" appears remote.

Three drill holes were completed in an area approximately 500 meters south of the Storliden deposit, targeted to test the possible extension of mineralization previously encountered in drill hole STOB02-232 in the year 2002. No mineralization was observed in any of these drill holes.

Five drill holes were completed on separate geophysical anomalies located from one to two kilometres south and east of the Storliden deposit. No noticeable mineralization was encountered in any of these holes and the source of the geophysical anomaly is attributed to iron sulfides (pyrrhotite) disseminated in volcanic sediments and tuffs.

Outlook

A number of targets remain to be tested and the drill program is expected to continue into the second quarter of this year.

The Lappvattnet Nickel deposit

This deposit is composed of nickel sulfide mineralization (pentlandite) hosted in ultramafic volcanic rocks and sheared gneiss. It has been traced by previous drilling for a strike length of 600 meters to a depth of 100 meters. Drill results reported in November of this year (see news release of November 10, 2004) indicate mineralization extends beyond 100 meters in depth and plunges to the east where it appears to be open for further expansion.

Outlook

The results of this drilling are considered sufficiently encouraging to justify continued drilling down-dip and along strike of the mineralization to the northeast. Additional new drill sites are currently being designed by NANs' exploration staff. This continuation of the drill program is expected to commence during the second quarter of 2005.

The Copperstone Project

This project consists of three separate copper prospects, A, B and C, where historical reports indicate copper mineralization grading from 1% to 2% copper exists in veins and disseminations in volcanic rocks over an area of approximately 3 square kilometers. Geophysical surveying by NAN has identified a number of drill targets indicative of copper sulphide mineralization.

A drill program consisting of ten scout drill holes was completed during the fourth quarter consisting of a total of 1,296 meters of drilling. These holes were designed to test the nature and extent of the source of the geophysical anomalies near existing mineralization and determine if additional drilling is justified. Visual inspection of the drill results indicates copper mineralization exists well beyond areas previously identified from past drill results (1971-1978) as indicated by the NAN geophysical survey results and, extensive further work is justified.

In the northern portion of the Copperstone project (Area "C") area five drill holes were completed on five separate geophysical anomalies, four of which encountered visible, weak to moderate copper mineralization.

In the southern portion of the Copperstone project area (Area "A") five drill holes were completed on four separate geophysical anomalies, all of which intersected indications of copper mineralization as well as lead and zinc.

Outlook

The results of the drill program will be reported in detail when all the drill core assays are available. Meanwhile, more detailed geophysical surveying is planned along with a detailed re-examination of historical drilling. This work is expected to lead to a more comprehensive drill program which is planned to commence within the next month.

The professional geologist in charge of exploration for NAN in the Skellefte district is Mr. Alain Chevalier who is a Qualified Person under the auspices of the Swedish Mining Association.

Metal prices and treatment charges

Compared to the fourth quarter last year, lead and zinc prices have been considerably higher. The zinc price is still lagging behind the other base metals, but the reduction in inventory levels on LME seen during the end of 2004 and the beginning of 2005 have caused the price of zinc to rise to a level not seen during the last seven years.

METAL PRICES (LME/LBMA)	Q4		Change	12 months		Change
(average)	2004	2003	%	2004	2003	%
Zinc, USD/tonne	1,025	969	5.8	1,039	829	25.3
Lead, USD/tonne	958	639	49.9	882	512	72.3
Silver, USD/oz	7.23	5.27	37.2	6.67	4.88	36.7
Copper, USD/tonne	3,076	2,227	38.1	2,935	1,799	63.1

The treatment charge ("TC), and refining charge ("RC"), for copper reached their lowest levels in 15 years during 2004. At the same time the TC for zinc reached the lowest level for 10 years and the TC for lead was also at a very low level.

Outlook

The outlook for metal prices in 2005 is in general still positive. The growth in demand, especially from Asia, is expected to continue during most of 2005 and this is not expected to be met by a similar increase in production. We expect that the zinc price will remain strong during the whole of 2005. In respect of the price of copper and lead we expect them to remain at high levels. It should be noted that the price of silver for all silver production from Zinkgruvan mine going forward has been fixed by the deal with Silver Wheaton. See above.

The production of copper concentrate has increased during 2004 and will most probably also increase during 2005 and this has already resulted in higher TC and RC. In respect of lead a small increase in the TC can be expected.

Currencies
EXCHANGE RATES	Q4		Change	12 months		Change
(average)	2004	2003	%	2004	2003	%
SEK/USD	0.14	0.13	+7.7	0.14	0.12	+16.7
SEK/CAD	0.18	0,17	+5.9	0.18	0.17	+5.9
USD/CAD	1.22	1.31	-6.9	1.30	1.42	-8.4

In January 2005 the Company entered into a hedge program covering hedging USD 18 million at the level USD 1: SEK 6.95.

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS	(Unaudited)

	3 months		12 months
	10ct-31 Dec	10ct-31 Dec	1 Jan-31 Dec	1 Jan-31 Dec
Thousands of Canadian dollars	2004	2003*	2004	2003*
Sales (Note 1(j))	27,434	–	51,927	–

Cost of sales	–18,682	–	–37,292	–

Gross margin	8,752	–	14,635	–
Expenses
General exploration and project investigation	–701	–395	–3,592	–1,029
Administration	–1,848	–175	–3,660	–458
Stock based compensation	–250	–100	–588	–100
Wages and benefits	–1,432	–52	–2,698	–116
	–4,230	–722	–10,538	–1,703
Other income/expenses
Management fees	18	20	78	84
Interest income	209	29	536	259
Other income	33	–	189	–
Other expenses	–6	-399	–176	–399
Interest and bank charges	–	–66	–109	–266
Foreign exchange gains/losses	-2,627	–177	525	–326
	-2,373	–593	1,043	–648
Income/loss before the undernoted	2,149	-1,315	5,140	–2,351
Unusual items, net	–	-320	–	244
Gain on sale of investment in NAN	–	–	873	–
Equity in income of NAN	334	606	1,724	2,907
Income/loss before income taxes	2,483	-1,029	7,737	800
Income taxes	69	151	–1,539	–546
Net income/loss for the period	2,552	-878	6,198	254
Basic earnings/loss per share	0.08	-0.11	0.28	0.03
Diluted earnings/loss per share	0.08	-0.11	0.28	0.03
Basic weighted average number of shares outstanding	30,583,572	7,745,647	22,160,451	7,718,880
Diluted weighted average number of shares
outstanding	30,855,447	7,745,647	22,432,326	8,033,507

* Restated, see note 1

Lundin Mining Corporation
CONSOLIDATED BALANCE SHEETS	(Unaudited)

Thousands of Canadian dollars	31 December 2004	31 December 2003*

ASSETS
Current assets
Cash	104,977	9,097
Accounts receivable	16,650	124
Loan receivable from NAN	–	925
Investments (Note 3)	27,584	–
Inventories	5,577	–
Prepaid expenses	4,719	12
	159,507	10,159

Long term receivables	706	–
Investment in NAN (Note 2(c))	–	8,493
Properties, plant and equipment
Mining properties	205,550	257
Machinery and other technical equipment	21,145	–
Future income tax assets	6,629	–
Deferred financing costs (Note 1(j))	2,697	–
	396,234	18,908

LIABILITIES
Current liabilities
Accounts payable	11,488	776
Accrued expenses	7,907	–
Due to related parties (Note 5)	19	1,027
Income taxes payable	3,658	–
Other current liabilities	1,501	–
Current portion of deferred revenue (Note 1(j))	3,503	–
	28,076	1,803

Deferred revenue (Note 1(j))	84,077	–
Provisions for pensions	16,148	–
Other provisions	13,488	–
Future income tax liabilities	45,995	1,024
	187,784	2,827

NON-CONTROLLING INTEREST	6,991	–

SHAREHOLDERS' EQUITY
Share capital (Note 4)	206,220	27,017
Contributed surplus	1,035	212
Deficit (Notes 1(a) and (c))	–5,705	–11,262
Cumulative translation adjustments	–91	115
	201,459	16,081

	396,234	18,908
* Restated, see note 1.

Lundin Mining Corporation
CONSOLIDATED CASH FLOW STATEMENTS	(Unaudited)
	3 months		12 months
	10ct-31 Dec	10ct-31 Dec	1 Jan-31 Dec	1 Jan-31 Dec
Thousands of Canadian dollars	2004	2003*	2004	2003*
Cash flow from operating activities
Net income/loss for the period	2,552	–878	6,198	254
Add/deduct non-cash items
Amortization of deferred revenue (Note 1(j))	–558	–	–558	–
Accrued interest	–	142	–	122
Depreciation and amortization	5,703	–	11,711	–
Stock based compensation	250	100	588	100
Gain on sale of investment in NAN	–	–	–873	–
Equity in income of NAN	–334	–606	–1,724	–2,907
Future income taxes	–69	-151	1,539	546
Provision for pensions and other	–365	–	–306	–
Unrealized foreign currency gains/losses	2,830	108	–1,047	163

Net changes in non-cash working capital items
Accounts receivable and other current assets	–1,416	–33	1,706	–79
Accounts payable and other current liabilities	2,027	133	–1,387	155
	10,620	–1,185	15,847	–1,646
Cash flow from financing activities
Common shares issued	1,433	9,842	154,133	9,842
Deferred revenue (Note 1(j))	60,589	–	60,589	–
Financing costs (Note 1(j))	–2,809	–	–2,809	–
Due to related parties	–70	49	–1,008	–665
Loans payable	–	–2,384	–	–2,344
Capital lease obligations	–52	–	–	–
	59,091	7,507	210,905	6,833
Cash flow for investing activities
Acquisition of subsidiaries (Note 2(a-c))	6,100	–	–126,589	–
Mining properties and related expenditures	–3,280	–	–6,433	–16
Loan receivable	–	–44	–	680
Repayment of loan receivable from NAN	–	429	925	429
Proceeds from sale of mineral property	–	870	–	1,237
Proceeds from sale of shares in NAN	–	–	1,224	–
	2,820	1,255	–130,873	2,330

Increase in cash	72,531	7,576	95,879	7,517

Cash, beginning of period	32,446	1,522	9,098	1,581

Cash, end of period	104,977	9,098	104,977	9,098
Supplementary information regarding non-cash
transactions
Financing and investing activities
Investments in Silver Wheaton received as
proceeds from deferred revenue	27,584	–	27,584	–
Common shares issued for acquisition of NAN	22,639	–	22 639	–
Common shares issued for mineral property
acquisition	–	–	655	–
Common shares issued for acquisition expenses	–	–	1,370	–
	50,223	–	52,248	–
Other supplementary information
Interest paid	–63	18	109	76

* Restated, see note 1.

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(UNAUDITED)

				Cumulative
		Contributed		translation
Thousands of Canadian dollars	Share capital	surplus	Deficit	adjustments	Total

As at December 31, 2003	27,017	212	–10,204	115	17,140

Cumulative effect of changes in
accounting policy (Note 1(c))	–	–	–1,058	–	–1,058

As at December 31, 2003, adjusted	27,017	212	–11,262	115	16,082

Cumulative effect of changes in
accounting policy (Note 1(a))	53	588	–641	–	–

Exercise of stock options and warrants	2,434	–	–	–	2,434

Transfer of contribute surplus on
exercise of stock options	353	–353	–	–	–

Stock-based compensation	–	588	–	–	588

New share issues (Note 2)	176,363	–	–	–	176,363

Translation adjustments for the period	–	–	–	–206	–206

Net result for the period	–	–	6,198	–	6,198

As at December 31, 2004	206,220	1,035	–5,705	–91	201,459

Lundin Mining Corporation
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Unaudited)

1.     Basis of Presentation

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the "Company" or "Lundin Mining") are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2003, except as described below.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company's 2003 annual audited consolidated financial statements.

The acquisition of Zinkgruvan mine was completed on June 2, 2004 and the Company's statement of operations reflects Zinkgruvan operations from this date.

During the twelve months ended December 31, 2004, the Company made changes to its accounting policies as follows.

(a)    Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods. The compensation costs related to stock options granted after January 1, 2004 are recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for stock options granted to employees, directors and officers after January 1, 2002. The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.

During the three months ended December 31, 2004, compensation expenses of CAD 250,000 were recorded in operations. During the twelve months ended December 31, 2004, compensation expenses of CAD 588,000 were recorded in operations.

(b)    Asset Retirement Obligations

On January 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3110, "Asset Retirement Obligations", which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to remeasurement at each reporting period. The effect of the change had no material impact on the Company's consolidated financial statements.

(c)    Exploration expenses

The Company has retroactively changed its accounting policy for exploration costs, to be consistent with Zinkgruvan Mining AB ("ZM"). Exploration costs are now expensed instead of being deferred. The effect of this change was to decrease the net income for the three and twelve months ended December 31, 2003 by $ 291,000 ($0.04 per share) and $ 922,000 ($0.12 per share), respectively and to decrease mineral properties and increase the deficit as at December 31, 2003 by $1,058,000.

(d)   Certain of the comparative figures have been reclassified to conform to current year's presentation. As a result of the acquisition of Zinkgruvan (Note 2(a)) and NAN (Note 2(c)), and the transaction with Silver Wheaton (Note 3) the Company has also adopted the following accounting policies during the twelve months ended December 31, 2004.

(e)    Inventories

Consumables have been valued at weighted average cost less allowances for obsolescence. Ore and concentrate stocks have been valued at the lower of production cost and net realizable value.

(f)    Investments

The Company holds shares and warrants in Silver Wheaton (Note 3). The investments have been valued at the lower of cost and market value.

(g)    Properties, plant and equipment

Tangible fixed assets are recognized as an asset in the balance sheet when, based on available information, it is probable that the future economic benefits associated with the asset will flow to the Company and the cost of the asset can be measured reliably.

(h)    Provision for pensions

ZM has a defined benefit pension plan, which is unfunded. The provision for future benefits is in accordance with Canadian GAAP, using management's best estimate of expected salary escalation and retirement ages.

(i)    Depreciation and depletion

Depreciation is provided on a straight line basis over the estimated economic life of the assets as follow:

Buildings                                   20-50 years
Plant and machinery                  5-20 years
Equipment                                        5 years

Depletion of mining properties is made on a unit-of-production basis.

(j)    Deferred revenue and Financing costs

The Company has received an upfront payment in relation to the Silver Wheaton agreement (Note 3). Deferred revenue will be recognized as sales on delivery of the silver. Arrangement fees for the Silver Wheaton agreement shown as deferred financing costs, will be amortized to match deferred revenue recognition.

(k)    Other Provisions

A provision, i.e. assets retirement obligation, is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made.

2.     Acquisitions

(a)    Zinkgruvan Mine

The Company acquired, on June 2, 2004, a 100 percent interest in North Mining Svenska AB ("NMS") and a 100 percent indirect interest in Zinkgruvan Mining AB ("ZM") from Rio Tinto Plc ("Rio Tinto"). This 100% interest comprised all of the outstanding shares of NMS and a loan payable by NMS to Rio Tinto. ZM owns the Zinkgruvan mine located in Southern Sweden. The purchase price for NMS and ZM was US$ 100 million in cash plus payments of Swedish krona 39,699,129 for working capital and a US$ 1 million non-refundable deposit. In addition, the Company will pay Rio Tinto a maximum of US$ 5 million in price participation payments based on the performance of zinc, lead and silver prices for a period up to two years. The performance of lead and silver prices in the fourth quarter 2004 resulted in an additional payment of US$ 0.1 million (US$ 0.2 million for the period 2 June-31 December, 2004). This amount is also included in the purchase price described below.

The acquisition was financed through a public equity offering in Canada and Sweden. The Company issued 20 million common shares at a price of CAD 8 per common share for net proceeds of approximately CAD 152 million.

The acquisition has been accounted for using the purchase method. The current estimate of fair values of the net assets acquired was as follows:

Purchase price:
Cash paid	$144,848,291
Acquisition expenses paid by issue of shares	1,370,400
Acquisition expenses paid in cash	2,223,600
$148,442,291
Net assets acquired:
Cash	$ 14,289,071
Other working capital, net	2,470,706
Mining properties	175,236,088
Property, plant and equipment	21,546,761
Future income tax assets	3,865,891
Other long-term receivables	709,237
Future income tax liabilities	–40,307,452
Provisions for pensions	–15,919,768
Other provisions	–13,448,244
$148,442,291

The allocation of the purchase price is preliminary in nature and will be amended for events and information that comes to light subsequent to the date of these interim financial statements.

(b)    Norrbotten Property

By agreement dated March 31, 2004, the Company acquired a copper-gold property known as the Norrbotten Project located in the Kiruna mining district in northern Sweden from Anglo American Exploration BV ("Anglo") and Rio Tinto Mining and Exploration Limited ("Rio") (collectively, "Anglo-Rio"). The Company can earn a 100 percent interest in the property by expending a minimum of US$1 million in the first year and a total of US$6 million over a period of three years, and issuing 187,214 shares in the Company with a fair value of US$500,000 to Anglo-Rio. The shares have been issued. The Company has granted a four-year buy back right to Anglo-Rio for the purchase of 60 percent of any proven copper-gold deposit which meets a threshold equivalent to three million tonnes of contained copper (for example, 300 million tonnes at 1 percent Cu). The buy-back right will be at a price equal to three times the expenditures incurred by the Company. Any deposit developed that does not meet this threshold will carry a 2.25 percent NSR royalty to be paid to Anglo-Rio by the Company.

(c)    North Atlantic Natural Resources AB

On December 30, 2004 the Company acquired all of Boliden's 11,537,000 shares in NAN, corresponding to 36.9 percent of the shares and votes. The consideration for all of Boliden's NAN shares amounts to 2,176,800 newly issued Lundin Mining shares, corresponding to 6.5 percent of the shares and votes in Lundin Mining on an undiluted basis. Applying the market price paid on Toronto Stock Exchange for Lundin Mining's shares of CAD 10.40 (SEK 56.32), the total consideration for all of Boliden's NAN shares corresponds to CAD 22,638,720.

Prior to the acquisition of Boliden's NAN shares, Lundin Mining holds 11,580,000 shares in NAN, corresponding to 37.1 percent of the shares and votes. Following the acquisition, Lundin Mining holds 23,117,000 shares in NAN, corresponding to 74.0 percent of the shares and votes. A public offer in line with the Swedish Industry and Commerce Stock Exchange Committee's (Näringslivets Börskommitté (NBK)) mandatory bid rules is intended to be made to all remaining NAN shareholders in February 2005. The additional acquisition of 36.9 percent from Boliden AB has been accounted for using the purchase method. The current estimate of the fair values of the net assets acquired are as follows:

Purchase price:
Consideration paid with new shares	$22,638,720
$22,638,720
Net assets acquired:
Cash	$6,195,057
Other working capital, net	2,551,263
Mining properties	63,958,412
Property, plant and equipment	236,326
Future income tax liabilities	–11,232,135
Other provisions	–357,379
$61,351,544
Less:
Non-controlling interest	$–15,951,401
Carrying value of prior investment in NAN	–22,761,423
$22,638,720

The allocation of the purchase price is preliminary in nature and will be amended for events and information that comes to light subsequent to the date of these interim financial statements.

3.     Silver Wheaton Corporation

On December 8, 2004 the Company entered into an agreement with Silver Wheaton Corporation to sell all of its silver production from the Zinkgruvan mine to Silver Wheaton in consideration for an upfront cash payment of USD 50 million (CAD 60,589,000) and 30 million Silver Wheaton shares and 30 million whole share purchase warrants with an aggregate fair value of CAD 27,584,000, plus a per ounce payment at a price equal to the lesser of (a) USD 3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver. Each warrant is exercisable at CAD 0.80 into one Silver Wheaton common share and expires on August 5, 2009.

Lundin Mining has agreed to deliver a minimum of 40 million ounces of silver to Silver Wheaton over a 25-year period. The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver per year. If at the end of the 25-year period, Lundin Mining has not delivered the agreed 40 million ounces, then it will pay to Silver Wheaton USD 1.00 per ounce of silver not delivered.

At December 31, 2004 the quoted market value of the investments in Silver Wheaton aggregated to CAD 32.7 million.

4.     Share capital

The authorized and issued share capital is as follows:

(a)    Authorized:

Unlimited number of common shares with no par value and one special share with no par value.

Shares issued and outstanding
	Number of	Amount
	shares	(CAD'000)
Balance, December 31, 2003	9,776,457	27,017
Cumulative effect of change in accounting policy (Note 1(a))	-	53
Equity financing, net of financing expenses (Note 2(a))	20,000,000	151,698
Shares issued for payment of acquisition expenses	171,300	1,370
Shares issued to acquire a mineral property (Note 2(b))	187,214	655
Shares issued to acquire shares in NAN (Note 2(c))	2,176,800	22,639
Stock options exercised	380,000	798
Warrants exercised	727,500	1,637
Transfer of contributed surplus on exercise of stock options	-	353
Balance, December 31, 2004	33,419,271	206,220

(b) Incentive stock options outstanding and held by directors, officers and employees of the Company are as follows:

	Number of	Weighted-Average
Options	Shares	Exercise Price
Outstanding at December 31, 2003	585,000	$3.14
Granted in 2004	167,500	$8.05
Exercised in 2004	(380,000)	$2.10
Outstanding at December 31, 2004	372,500	$6.41

As at December 31, 2004, 205,000 options outstanding expire on December 4, 2005, 100,000 expire on July 8, 2006 and 67,500 expire on October 6, 2006.

(c) There were no share purchase warrants outstanding at December 31, 2004.

5.     Other related party transactions

During the twelve months ended December 31, 2004, charges from a company owned by the Chairman of the Company for management and administrative services were CAD 192,000 (2003 – CAD 153,000). At December 31, 2004, CAD 16,000 (2003 – CAD 13,000) was due to this company and is included in amounts due to related parties.

The Company earned CAD 78,000 and CAD 84,000 during the twelve months ended December 31, 2004 and 2003, respectively, in management fees for providing management services to NAN.

6.     Segmented Information

The Company is currently engaged in one operating segment, the acquisition, exploration and development of mineral properties, primarily in Sweden. Geographic segmented information is as follows:

In thousands of	1 Jan-31 Dec	1 Jan-31 Dec
Canadian dollars	2004	2003
Revenues (i)
Sweden	54,376	3,166
Canada	78	84
	54,454	3,250

(i)     Consists of sales, interest income, management fee and other income, and the equity in the income of NAN.

The Company's properties, plant and equipment are located in Sweden and have a carrying value of $226,695,000 at December 31, 2004 ($257,000 at December 31, 2003). The increase in properties, plant and equipment is mainly due to the acquisition of ZM and NAN.

AGM

Lundin Mining's Annual General Meeting is scheduled for May, 2005.

Dividend

At the AGM, Lundin Mining's Board of Directors intends to recommend that no dividend be paid for 2004.

Annual Report

Lundin Mining's annual report will be distributed to shareholders by mail in May, 2005, and will be available at the Lundin Mining office in Stockholm from May, 2005.

Next report

The three months interim report for 2005 will be published on May 12, 2005.

SUPPLEMENTARY INFORMATION

1.     LIST OF DIRECTORS AND OFFICERS AT DECEMBER 31, 2004:

(a)    Directors:

Adolf H. Lundin
Brian D. Edgar
Edward F. Posey
John H. Craig
Lukas H. Lundin
Pierre Besuchet
William A. Rand

(b)    Officers:

Lukas H. Lundin, Chairman
Edward F. Posey, President
Karl-Axel Waplan, Executive Vice President Operations
Wanda Lee, Chief Financial Officer
Jean R. Florendo, Corporate Secretary

2.     FINANCIAL INFORMATION

The report for the first quarter 2005 will be published on May 12, 2005.

3.     OTHER INFORMATION

Address (Vancouver office):
Lundin Mining Corporation
Suite 2101
885 West Georgia Street
Vancouver B.C. V6C 3E8
Canada

Telephone: +1 604 689 78 42
Fax: +1 604 689 42 50

Address (Sweden office):
Lundin Mining AB
Hovslagargatan 5
SE-111 48 Stockholm
Sweden

Telephone: +46 8 545 074 70
Fax: +46 8 545 074 71

Website: www.lundinmining.com.

The corporate number of the Company is 306723-8.